KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 10 DATED JUNE 24, 2011
TO THE PROSPECTUS DATED OCTOBER 26, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 26, 2010, as supplemented by supplement no. 7 dated April 25, 2011, supplement no. 8 dated April 25, 2011 and supplement no. 9 dated May 10, 2011. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the declaration of distributions for a portion of June 2011 and for July 2011;

•	an amendment to the advisory agreement relating to an advance from our advisor; and

•	our origination and investment in a first mortgage loan on an office building containing approximately 319,758 rentable square feet located in Addison, Texas.

Status of the Offering
We commenced this offering of 280,000,000 shares of common stock on October 26, 2010. On March 24, 2011, we broke escrow with respect to subscriptions received from all states where we are conducting this offering, except Pennsylvania and Tennessee, which have minimum offering amounts of $100.0 million and $10.0 million, respectively. As of June 21, 2011, we had accepted aggregate gross offering proceeds of $27.0 million related to the sale of 2,710,279 shares of stock, all of which were sold in the primary offering.
Except with respect to subscriptions from Pennsylvania, subscribers should make their checks payable to “KBS Real Estate Investment Trust III, Inc.” Until we have raised $100.0 million from persons not affiliated with us or our advisor, Pennsylvania investors should continue to make their checks payable to “UMB Bank, N.A., as Escrow Agent for KBS Real Estate Investment Trust III, Inc.”
As of June 21, 2011, there were 277,289,721 shares of common stock available for sale in this offering, including 80,000,000 shares under the dividend reinvestment plan.
Declaration of Distributions for a Portion of June 2011 and for July 2011
On June 24, 2011, our board of directors declared distributions based on daily record dates for the period from June 24, 2011 through June 30, 2011, which we expect to pay in July 2011, and distributions based on daily record dates for the period from July 1, 2011 through July 31, 2011, which we expect to pay in August 2011. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.
Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share. Distributions for these periods will be funded from an advance from our advisor, as described below. Our advisor is not obligated to advance funds to us, and has not agreed to advance funds to us, for distributions for any future periods.

Amendment to the Advisory Agreement Relating to an Advance from Our Advisor
In order that our stockholders could begin earning cash distributions, on June 24, 2011, we entered into an amendment to our advisory agreement pursuant to which our advisor agreed to advance funds to us for distribution record dates through the period ending July 31, 2011. We agreed with our advisor that we will only be obligated to repay the advisor for this advance if and to the extent that:

(i)
our modified funds from operations (“MFFO”), as such term is defined by the Investment Program Association and interpreted by us, for the immediately preceding month exceeds the amount of distributions declared for record dates of such prior month (an “MFFO Surplus”), and we will pay the advisor the amount of the MFFO Surplus to reduce the principal amount outstanding under the advance, provided that such payments shall only be made if management in its sole discretion expects an MFFO Surplus to be recurring for at least the next two calendar quarters, determined on a quarterly basis; or

(ii)
the advance may be repaid from excess proceeds (“Excess Proceeds”) from third-party financings, provided that the amount of any such Excess Proceeds that may be used to repay the principal amount outstanding under the advance shall be determined by our conflicts committee in its sole discretion.

No interest will accrue on the advance being made by the advisor.
Origination of the Aberdeen First Mortgage Loan
On June 24, 2011, we, through an indirect wholly owned subsidiary, originated a first mortgage loan of up to $23.9 million (the “Aberdeen First Mortgage Loan”). At closing, we funded $9.7 million, with the remaining $14.2 million available for future disbursements. The borrower under the loan is JP Aberdeen Partners, LP, an affiliate of JP Realty Partners (the “Borrower”), which is not affiliated with us or our advisor. The loan is secured by a Class A office building located in Addison, Texas, which is in the Far North submarket of Dallas, Texas (the “Building”). The Building comprises 319,758 rentable square feet and was built in 1985. We funded this loan with proceeds from this offering.
The maturity date of the Aberdeen First Mortgage Loan is July 1, 2016, and the loan bears interest at a fixed rate of 7.5% per annum for the term of the loan. Monthly payments are interest only for the first 23 months of the term of the loan, followed by payments of principal and interest, with principal calculated using an amortization schedule of 30 years and with the remaining principal balance, all accrued and unpaid interest and all other charges due at maturity.
During the first 30 months of the term of the Aberdeen First Mortgage Loan, we agreed to provide up to: (i) $2.8 million to the Borrower for the payment of any amounts by which monthly expenses of the Borrower related to the Building, including operating shortfalls, operating expenses, interest expense on the loan and escrow payments due on the loan, exceed monthly revenues generated by the Building; and (ii) an additional $11.4 million to the Borrower for capital expenditures and leasing commissions relating to the leasing of vacant space and for the payment of capital expenditures related to the renovation of the Building's lobby, each as approved by us and in each case subject to certain conditions set forth in the loan agreement.
At origination, the Aberdeen First Mortgage Loan loan-to-value ratio was 44%, based upon the amount funded at origination (excluding closing costs and certain other fees) and the “as-is” appraised value for the Building. Once we have fully funded the Aberdeen First Mortgage Loan, the Aberdeen First Mortgage Loan loan-to-value ratio is expected to be approximately 57%, based upon funding the full $23.9 million under the loan, excluding closing costs and certain other fees and expenses, and assuming the “stabilized” appraised value of the Building. The loan-to-value ratio will vary over time as the Borrower makes draws on the loan, tenant leases are signed and tenant and capital improvements are made to the Building. We can give no assurance if or when the Building will reach the “stabilized” appraised value. As of June 24, 2011, the Building was 4% occupied. Appraisals are based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property. An appraisal of a non-stabilized property, in particular, involves a high degree of subjectivity due to high vacancy levels, uncertainties with respect to future market rental rates and the timing of lease-up and stabilization, and such appraisal may not reflect the actual fair value of the property. Different assumptions may materially change the appraised value of the property. In addition, the value of the property will change over time.

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